Mail Stop 3561

July 17, 2008

Jimmy S.H. Lee, Chairman
Mercer International, Inc.
650 West Georgia Street
Vancouver, British Columbia, Canada V6B 4N8

RE: Mercer International, Inc.
Correspondence in response to June 17, 2008 comments on Forms 10-K for
Fiscal Year Ended December 31, 2007; 10-Q for period ended March 31,
2008; and on Schedule 14A filed April 25, 2008
File No. 0-51826

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

1. We note your response to comment number one of our letter dated June 17, 2008. However, even if the Company was not a party to any transaction required to be reported under Item 404 of regulation S-K, it is still necessary to provide the disclosure required by Item 404(b)(1). Item 404(b)(1) requires disclosure regarding the company's policies and procedures for the review, approval or ratification of the types of related person transactions that would be disclosed under Item 404(a). Please amend your Form 10-K to provide the information required by Item 404(b) of Regulation S-K.

Closing Comments

　　　　As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　　　You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel
　and Health Care Services

cc: H.S. Sangra, Esq.
　　(604) 669-8803